Exhibit 99.1

SILYNXCOM LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS AS OF JUNE 30, 2024

SYLINXCOM LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS AS OF JUNE 30, 2024

i

SILYNXCOM LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars (in thousands)

		June 30,	December 31,
	Note	2024	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		668	568
Marketable securities	4	2,991	-
Deposits with banking corporations		39	29
Trade receivables, net		2,060	2,452
Other current assets		347	430
Inventory		2,577	2,482
Total current assets		8,682	5,961

NON-CURRENT ASSETS:
Property, plant & equipment, net		114	94
Long-term deposits		66	16
Right of use assets		64	95
Total non-current assets		244	205

TOTAL ASSETS		8,926	6,166

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SILYNXCOM LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars (in thousands)

		June 30,	December 31,
	Note	2024	2023
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of loans from banking corporations		60	73
Lease liabilities – current		49	60
Loans from related parties	6	11	43
Trade payables		947	1,315
Warrants at fair value	4	-	165
SAFE	4	-	409
Other accounts payables		1,053	1,791
Total current liabilities		2,120	3,856

NON-CURRENT LIABILITIES:
Loans from banking corporations		-	26
Commitment to issue shares		148	-
Lease liabilities		13	33
Liabilities for employee benefits, net		29	30
Total non-current liabilities		190	89

SHAREHOLDERS’ EQUITY:
Share capital		-	52
Premium and other capital reserves		26,043	20,900
Capital reserve for transactions with controlling shareholders		1,542	1,542
Accumulated loss		(20,969)	(20,273)
Total shareholders’ equity		6,616	2,221

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		8,926	6,166

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SILYNXCOM LTD.

Unaudited Interim Condensed Consolidated Statements of Comprehensive loss

U.S. dollars (in thousands)

		For the six-month period ended June 30
	Note	2024	2023

Revenue	5	5,356	3,096
Cost of Revenue		2,706	1,901
Gross profit		2,650	1,195

Research and development expenses		259	569
Selling and marketing expenses		699	1,989
General and administrative expenses		1,425	965
Operating Profit (Loss)		267	(2,328)

Listing expenses		879	-
Finance Expenses		232	35
Finance Income		148	37
Loss before income taxes		(696)	(2,326)
Income taxes expenses		-	-
Net Loss for the period		(696)	(2,326)

Amounts that shall not be subsequently reclassified to profit and loss:
Loss from remeasurement of defined benefit plans		-	-
Total comprehensive loss for the period		(696)	(2,326)

Basic loss per share	7	(0.1358)	(0.7355)
Weighted average of the number of ordinary shares used to calculate basic loss per share		5,123,789	3,161,779 (*)

Diluted loss per share	7	(0.1358)	(0.7355)
Weighted average of the number of ordinary shares used to calculate diluted loss per share		5,123,789	3,161,779 (*)

(*)	Number of shares restated based on the reverse stock split that was effectuated in 2023.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SILYNXCOM LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars (in thousands)

For the six-month period ended June 30, 2024

	Premium and other capital reserves	Capital reserve for transactions with controlling Shareholders	Accumulated loss	Total

Balance as of January 1, 2024	20,952	1,542	(20,273)	2,221

Issuance of common stock in the IPO, net of underwriting Commission and offering costs	4,254	-	-	4,254
Share-based compensation	428	-	-	428
SAFE conversion	409	-	-	409
Total comprehensive loss	-	-	(696)	(696)
Balance as of June 30, 2024	26,043	1,542	(20,969)	6,616

For the six-month period ended June 30, 2023

	Share capital	Premium and other capital reserves	Capital reserve for transactions with controlling Shareholders	Accumulated loss	Total

Balance as of January 1, 2023	52	16,658	1,542	(17,454)	798

Share-based compensation	-	2,804	-	-	2,804
Total comprehensive loss	-	-	-	(2,326)	(2,326)
Balance as of June 30, 2023	52	19,462	1,542	(19,780)	1,276

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SILYNXCOM LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars (in thousands)

	For the six-month period ended June 30
	2024	2023
Cash flows from operating activities:
Net Loss	(696)	(2,326)
Adjustments Required to Present Cash Flows from Operating Activities:
Depreciation and amortization	54	67
Increase (decrease) in liability for employee benefits, net	(1)	(1)
Revaluation of derivatives measured at fair value through profit and loss	-	(31)
Other finance expenses, net	20	11
Share-based compensation	428	2,804
	501	2,850
Changes in asset and liability line items:
Decrease (increase) in trade receivables	392	1,993
Decrease (increase) in other current assets	114	(227)
Decrease (increase) in inventory	(95)	(231)
Increase (Decrease) in trade payables	(368)	(1,021)
Increase (Decrease) in other accounts payables	(488)	(635)
	(445)	(121)
Net cash provided by (used in) operating activities	(640)	403
Cash flow from investing activities
Increase in long-term bank deposit	(10)	(11)
Increase in long-term deposit others	(50)	-
Purchase of marketable securities, net	(2,961)	-
Purchase of property, plant and equipment	(42)	(4)
Net cash used in investing activities	(3,063)	(15)
Cash flows from financing activities
Repayment of loans from related parties	(32)	(17)
Repayment of warrants to Bank Mizrahi	(165)	-
Repayment of loans from banking corporations	(39)	(40)
Repayment to former shareholders	(250)	-
Issuance of Ordinary Shares in the IPO, net	4,324	-
Repayment of lease liabilities	(33)	(44)
Net cash provided by (used in) financing activities	3,805	(101)
Exchange rate differentials for cash and cash equivalent balances	(2)	(5)

Increase in cash and cash equivalents	100	282
Cash and cash equivalents balance at the beginning of the year	568	69
Cash and cash equivalents balance at the end of the year	668	351

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SILYNXCOM LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars (in thousands)

	For the six-month period ended June 30
	2024	2023

Appendix A – Cash paid and received during the year for:

Interest paid	3	6

Appendix B – Material activities not involving cash flows:

Recognition of right-of-use asset against a lease liability	-	39
SAFE conversion	456	-

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SILYNXCOM LTD.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

U.S. dollars (in thousands)

NOTE 1 – GENERAL

A.	Silynxcom Ltd. (“Silynxcom” or - the “Company”) was incorporated in Israel on August 22, 2021, as a privately held company as part of a restructuring carried out by the Company as set out in subsection B below. The Company’s registered offices are located at 7 Giborei Israel, Netanya, Israel.

The Company is engaged through Silynx Communications Inc. (hereinafter - “Silynx”) and Source of Sound Ltd. (hereinafter - “SOS”) in a single area of activity: the development, production, marketing and sale of ruggedized noise protection and communication accessories for tactical uses, including radios used by security forces, law enforcement, and rescue forces.

B.	Silynx Communications, Inc. (hereinafter: the “Former Company” or “Silynx”) was incorporated in Delaware, USA on September 19, 2005, and commenced operations in October 2005.

On August 26, 2021, the Board of Directors of the Former Company decided to make a structural change (hereinafter the “Reorganization”). Pursuant to the Reorganization, Silynxcom was incorporated on August 22, 2021, as a private limited company, in accordance with the provisions of the Israeli Companies Law while maintaining the same capital structure as the Former Company. On August 26, 2021, the Former Company transferred to the Company all its holdings directly and indirectly into the subsidiary. The Reorganization was completed on March 15, 2022, after receiving an approval from the Israeli tax authorities.

The Company accounted for the Reorganization using the pooling of interest method, and the consolidation of the financial statements reflects the Reorganization using the “as pooling” method accordingly.

C.	Liquidity

The Company has a current loss of $696 and an accumulated loss of $20,969. On January 17, 2024, the Company completed its initial public offering (see note 3a). Accordingly, the Company’s management believes that the resources at its disposal are sufficient for the foreseeable future.

The Unaudited Interim Condensed Consolidated Financial Statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

SILYNXCOM LTD.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

U.S. dollars (in thousands)

NOTE 1 – GENERAL (cont.)

D.	The effect of the 2023-2024 Israel wars

The Company is incorporated under the laws of the State of Israel, and the company’s principal offices are located in Israel. Accordingly, political, economic, and geo-political instability in Israel may affect the Company’s business. Any armed conflicts, political instability, terrorism, cyberattacks or any other hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely the Company’s operations. Ongoing and revived hostilities in the Middle East or other Israeli political or economic factors, could harm the Company’s operations and solution development and cause any future sales to decrease.

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets which resulted in extensive deaths, injuries and kidnapping of civilians and soldiers, following which Israel’s security cabinet declared war against Hamas. Since October 7, 2023, Israel has also been militarily engaged with Hezbollah on the border between Lebanon and northern Israel, the Houthi movement based in Yemen and with the Islamic Republic of Iran. The intensity and duration of Israel’s current war is difficult to predict, as are such war’s implications on the Company’s business and operations.

While none or some of the Company’s supply chains have been impacted since the war broke out on October 7, 2023, the ongoing war may create supply and demand irregularities in Israel’s economy in general or lead to macroeconomic indications of a deterioration of Israel’s economic standing, which may have a material adverse effect on us and the Company’s ability to effectively conduct the Company’s operations.

In connection with the regional hostilities, Israeli military reservists have been drafted to perform military service. One of the Company’s employees has been called up to reserve duty as of the date of these Consolidated Financial Statements, there can be no assurance that at least he or another of the Company’s employees will not be called on to military service again. In addition, the Company relies on service providers located in Israel and the Company’s employees or employees of such service providers may be called for service in the current or future wars or other armed conflicts with Hamas and such persons may be absent from their positions for a period of time. As of the date of these Consolidated Financial Statements, any impact as a result of the number of absences of the Company’s personnel and personnel at its service providers or counterparties located in Israel has been manageable.

However, military service call-ups that result in absences of personnel from its service providers or contractual counterparties in Israel may disrupt its operations and absences for an extended period of time may materially and adversely affect its business, prospects, financial condition and results of operations.

Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect its operations and results of operations. The Company’s commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that caused by terrorist attacks or acts of war, the Company cannot guarantee that this government coverage will be maintained or that it will sufficiently cover its potential damages. Any losses or damages incurred by us could have a material adverse effect on its business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm its results of operations.

Since October 7, 2023 the Company has experienced a significant increase in demand for its products from the Israel Defense Forces.

SILYNXCOM LTD.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

U.S. dollars (in thousands)

NOTE 2 – MATERIAL ACCOUNTING POLICIES:

1.	Significant accounting policy

Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting. They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with the 2023 annual consolidated financial statements (the “2023 Financial Statements”). The Company has applied the same accounting policies and methods of computation in its interim consolidated financial statements as in its 2023 Financial Statements.

Basis of measurement

These Unaudited Interim Condensed Consolidated Financial Statements have been prepared on a going concern basis, under the historical cost basis, except for financial instruments which have been measured at fair value.

Transaction costs of equity transactions

Transaction costs of an equity transaction are accounted for as a deduction from equity, but only to the extent they are incremental costs directly attributable to the equity transaction that otherwise would have been avoided. The costs of an equity transaction that is abandoned are recognized as an expense. In an IPO wherein a company simultaneously lists its existing equity and additional newly issued equity, the total non-direct costs of the IPO are allocated between the newly issued shares and the existing shares on a rational basis, with only the proportion relating to the issue of new shares being deducted from equity.

2.	Critical Estimates and Assumptions

The preparation of the Company’s financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The Company’s financial statements include estimates which, in their nature, are uncertain. The impact of such estimates is pervasive throughout the Company’s financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in future periods when the revision affects both current and future periods.

The functional currency for each subsidiary of the Company is the currency of the primary economic environment in which the respective entity operates The Company has determined the functional currency of each entity to be denominated in the U.S. dollar. Such determination involves certain judgements to identify the primary economic environment. The Company shall reconsider the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment. During the six months ended June 30, 2024, there have been no such changes.

SILYNXCOM LTD.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

U.S. dollars (in thousands)

NOTE 2 – MATERIAL ACCOUNTING POLICIES (CONT.):

2.	Critical Estimates and Assumptions (Cont.)

The critical judgments and significant estimates in applying accounting policies that have the most significant effect on the amounts recognized in the Unaudited Interim Condensed Consolidated Financial Statements are the same as of December 31, 2023:

Determining the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined upon initial recognition by the binomial options-pricing model. The binomial options-pricing model is based on the share price, exercise price and assumptions regarding expected volatility, the term of share option, dividend yield and a risk-free interest rate.

a)	Derivative liability – Warrants and SAFE

The Company uses the Black-Scholes option-pricing model to estimate fair value at each reporting date. The key assumptions used in the model are the expected future volatility in the price of the Company’s Ordinary Shares and the expected life of the warrants and SAFE (as defined elsewhere in these financial statements), as long as there is no quoted price.

3.	Changes in accounting policies

A number of amended standards became applicable for the current reporting period. The Company did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards:

New IFRSs adopted in the period

The following amendments are effective for the period beginning January 1, 2024:

a.	Supplier Finance Arrangements (Amendments to IAS 7 & IFRS 7); These amendments have no effect on the measurement or presentation of any items in the Interim Condensed Consolidated Financial Statements of the Company but affect the disclosure of accounting policies of the Company.

SILYNXCOM LTD.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

U.S. dollars (in thousands)

NOTE 2 – MATERIAL ACCOUNTING POLICIES (CONT.):

3. Changes in accounting policies (Cont.)

New IFRSs adopted in the period (Cont.)

b.	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16); These amendments had no material effect on the Interim Condensed Consolidated Financial Statements of the Company.

c.	Classification of Liabilities as Current or Non-Current (Amendments to IAS 1); These amendments had no material effect on the Interim Condensed Consolidated Financial Statements of the Company.

d.	Non-current Liabilities with Covenants (Amendments to IAS 1). These amendments had no material effect on the Interim Condensed Consolidated Financial Statements of the Company.

New standards, interpretations and amendments not yet effective:

On April 9, 2024, the International Accounting Standards Board published IFRS 18, “Presentation and Disclosure in Financial Statements,” which replaces IAS 1, “Presentation of Financial Statements” and is mandatorily effective for annual reporting periods beginning on or after January 1, 2027; the main changes are as follows:

Mandatory sub totals to be presented in the statement of profit and loss.

Aggregation and disaggregation of information including the introduction of overall principles for how information should be aggregated and disaggregated in financial statements.

SILYNXCOM LTD.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

U.S. dollars (in thousands)

NOTE 3 – SIGNIFICANT EVENTS AND TRANSACTIONS IN THE PERIOD:

Disclosures related to management defined performance measures.

The Company is currently assessing the impact of IFRS 18 on the financial statements, but at this stage it is unable to estimate such an impact. The effect of the new standard, however it may be, will only affect matters of presentation and disclosure.

a.	On January 17, 2024, the Company closed its IPO of 1,250,000 Ordinary shares at a public offering price of $4.00 per share, for gross proceeds of $5,000 before deducting underwriting discounts and before deducting the equity transaction costs. Direct equity transaction costs in cash of $-575 were deducted from the capital. Direct non–cash equity transaction costs of $-2,839 were deducted from the capital. Indirect equity transaction costs in cash were $-1,154, of which $-275 were deducted from the capital and $-879 were recorded as listing expenses in profit and loss according to the ratio of the new shares and the shares of the existing shareholders. As part of the Company’s IPO, warrants were settled in cash in the amount of $165, and, in addition, the simple agreements for future equity (“SAFE”) were revalued upon the closing of the Company’s IPO and partly converted into Ordinary Shares. Subsequent to the latest balance sheet date in these consolidated financial statements, the Company issued the remaining shares (See note 8).

b.	On January 5, 2024, we and our Vice President of Marketing and International Sales Officer, Mr. Elihay Cohen, were served with a lawsuit submitted to the Central Region District Court in Israel on December 28, 2023 by Misi Tech Israel Ltd., a private Israeli company, and two other individual parties (collectively, the “Plaintiffs”), seeking the grant of an injunction against use of certain intellectual property, declaratory judgment that said intellectual property is the property of the Plaintiffs, and monetary damages in the aggregate amount of NIS 2,633,238 ($711), as well as attorneys’ fees. This claim is primarily based on (i) an alleged phone call between Mr. Cohen and one of the Plaintiffs, sometime in 2017, where the Plaintiffs allege that Mr. Cohen said he was working for the Company, and (ii) an undisclosed “recent” knowledge of the Plaintiffs confirming this to be true, which the Company believes is frivolous and without merit.

SILYNXCOM LTD.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

U.S. dollars (in thousands)

NOTE 4 – FAIR VALUE MEASUREMENT:

The following table sets out the Company’s liabilities that are measured at fair value in the financial statements:

	Fair value measurements using input type
	June 30, 2024 (Unaudited)
	Level 1	Level 2	Level 3	Total

Marketable securities	2,991	-	-	2,991

As part of the IPO, the SAFE was revaluated according to the quoted price in the prospectus of the IPO and the warrants were revaluated according to the amount agreed upon with Bank Mizrahi that the warrant will be settled.

	Fair value measurements using input type
	December 31, 2023
	Level 1	Level 2	Level 3	Total
SAFE			(409)	(409)
Warrants at fair value	-	-	(165)	(165)

As of December 31, 2023, the Company estimated the value of the warrants with the assistance of an independent external appraiser at $165, in accordance with the following parameters and using the Black-Scholes options-pricing model:

December 31,
2023

Silynxcom share price (USD)	0.04
Exercise price (in USD)	0.159
Expected volatility in Silynxcom’s share price	41%
Expected life of the warrants (in years)	0.01
Risk-free interest	5.24%
Expected dividend yield	-

SILYNXCOM LTD.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

U.S. dollars (in thousands)

NOTE 4 – FAIR VALUE MEASUREMENT (CONT.):

As of December 31, 2023, the Company estimated the value of the SAFE with the assistance of an independent external appraiser at $409.

The following tables describes the change in the Company’s liabilities that are measured at level 3 in the financial statements:

SAFE + Warrants
As of December 31, 2022	(522)
Change in fair value	31
Balance as of June 30, 2023	(491)

Balance as of December 31, 2023	(574)
Change in fair value	(47)
SAFE exercised	456
Warrant exercised	165
Balance as of June 30, 2024	-

SILYNXCOM LTD.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

U.S. dollars (in thousands)

NOTE 5 – REVENUE:

	For six months ended June 30,
	2024	2023
Breakdown of revenue by geography
Israel	3,613	1,260
Europe	242	78
Asia	943	1,015
USA	558	623
Other	-	120
	5,356	3,096

Revenue by product group:
In-Ear Headset systems	3,389	2,143
SST Headset systems	1,655	678
Other	312	275
	5,356	3,096

The Company operates in one operation segment. The Company’s chief operating decision-maker (the chief executive officer of the Company) evaluates performance, makes operating decisions and allocates resources based on financial data, consistent with the presentation in the accompanying financial statements. The chief operating decision-maker oversees revenue, gross profit and operating income.

SILYNXCOM LTD.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

U.S. dollars (in thousands)

NOTE 6 – RELATED PARTIES:

A.	Balances with related parties

	June 30,	December 31,
	2024	2023
Accounts payable and accruals (included in employees and liabilities in respect thereof)	43	128
Loans from related parties	11	43

B.	Benefits to related parties

	For the six months ended June 30,
	2024	2023
Payroll and related expenses in respect of employed related parties (*)	275	149
Number of related parties	3	3

C.	Benefits to senior officers

	For the six months ended June 30,
	2024	2023
Short-term benefits (*)	351	219
No. of recipients	3	3

SILYNXCOM LTD.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

U.S. dollars (in thousands)

NOTE 6 – RELATED PARTIES (CONT):

D.	Profit and loss data (*)

	For the six months ended June 30,
	2024	2023

Cost of revenue	87	28

Research and development expenses	29	69

Selling and marketing expenses	207	158

General and administrative expenses	302	116

(*)	Including benefits to interested parties, related parties and officers, included in subsections b and c above.

NOTE 7 – EARNINGS (LOSS) PER SHARE:

	For the six months ended June 30,
	2024	2023
Weighted average of the number of ordinary shares used to calculate basic earnings per share (**)	5,124	3,162

Weighted average of the number of ordinary shares used to calculate diluted earnings per share (**)	5,124	3,162

The loss used in calculation	696	2,326

(**)	Number of shares restated based on the reverse stock split that was effectuated in 2023.

NOTE 8 – SUBSEQUENT EVENTS:

On July 11, 2024, in connection with the IPO, the Company issued an aggregate of 36,982 Ordinary Shares as part of the SAFE conversion and investment agreement.